Mail Stop 3628

June 29, 2005

Christopher M. Reitz, Esquire
Senior Vice President, General Counsel
     and Corporate Secretary
Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105

Re:	Aquila, Inc.
      Schedule TO-I/A
      Filed on June 22, 2005
      File No. 005-40730
      Registration Statement on Form S-4/A
      Filed June 22, 2005
      File No. 333-125441

Dear Mr. Reitz:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Registration Statement on Form S-4/A
Questions and answers about the Premium Offer, page 12

	Will we accept all validly tendered PIES?, page 14

1. We refer you to prior comment 6. Your amended disclosure states that Aquila may delay acceptance of validly tendered PIES "if any condition to the premium offer has not been satisfied." Please confirm that you will extend the offer in the event any condition, other than the receipt of government approval, is not satisfied. United States Federal Income Tax Consequences, page 62

2. We refer you to your amended disclosure on the top of page 63. More specifically, you disclose that the investor may not rely upon this discussion for purposes of avoiding penalties. Please be advised that the opinion may not contain disclaimers that state that security holders are not entitled to rely on the opinion. Please revise or advise.

Closing

	As appropriate, please amend your Schedule TO and registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger and Acquisitions

cc:	Kirstin Pace Salzman, Esq.
      Blackwell Sanders Peper Martin LLP
      4801 Main Street, Suite 1000
      Kansas City, MO 64112

      William S. Lamb, Esq.
      LeBoeuf, Lamb, Greene & MacRae, L.L.P.
      125 West 55th Street
      New York, NY 10019